1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 7, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Aluminum Corporation of China Limited***, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through which the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2600)

MAJOR TRANSACTION

PROPOSED ACQUISITION OF 29.9% INTEREST IN WINSWAY COKING COAL HOLDINGS LIMITED

This supplemental circular should be read together with the AGM Circular.

A letter from the Board containing details of the Acquisition is set out on pages 5 to 21 of this circular. The Acquisition and other arrangements contemplated under the Share Sale and Purchase Agreement is subject to the approval by the shareholders of the Company at the AGM. A notice convening the AGM to be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Friday, 29 June 2012 was set out in the AGM Circular.

A reply slip and a form of proxy for use at the AGM are enclosed in the AGM Circular and are also published on the website of the Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon before Saturday, 9 June 2012. Shareholders who intend to appoint a proxy to attend the AGM shall complete and return the form of proxy enclosed in the AGM Circular in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

* *For identification purpose only*

8 June 2012

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	the domestic shares issued by the Company and denominated in RMB with a nominal value of RMB1.00 each which are listed on the Shanghai Stock Exchange
"Acquisition"	the acquisition of the Acquisition Shares by the Company from Winsway Resources pursuant to the Share Sale and Purchase Agreement
"Acquisition Shares"	1,128,186,410 Winsway Shares to be acquired by the Company from Winsway Resources pursuant to the Share Sale and Purchase Agreement and an "Acquisition Share" shall be construed accordingly
"AGM"	the annual general meeting of the Company to be held on Friday, 29 June 2012 at 9:30 a.m. at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China
"AGM Circular"	the shareholders' circular of the Company dated 15 May 2012 in which the Company, among other things, gives notice of the AGM
"associates"	has the meaning ascribed to this term under the Listing Rules
"Board"	the board of directors of the Company
"Business Day"	a day on which banks are generally open for business in Hong Kong (excluding Saturdays, Sundays and public holidays)
"C$"	Canadian dollars, the lawful currency of Canada
"Company"	Aluminum Corporation of China Limited (中國鋁業股份有限公司), a joint stock limited company established in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange (Stock Code: 601600), The Stock Exchange of Hong Kong Limited (Stock Code: 2600) and the New York Stock Exchange, Inc. (NYSE: ACH), respectively

"Completion"	completion of the Acquisition in accordance with the terms of the Share Sale and Purchase Agreement
"connected person"	has the meaning ascribed to this term under the Listing Rules
"Director(s)"	the director(s) of the Company
"Grande Cache"	Grande Cache Coal Corporation, a corporation incorporated under the laws of the Province of Alberta, Canada
"Group"	the Company and its subsidiaries
"H Shares"	the overseas-listed foreign invested shares in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFRS"	the International Financial Reporting Standards promulgated by the International Accounting Standards Board, which comprise the International Accounting Standards
"Last Trading Day"	20 April 2012, being the last trading day of the Winsway Shares prior to the date of the Share Sale and Purchase Agreement
"Latest Practicable Date"	4 June 2012, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Wang"	Wang Xingchun, the existing Chairman and Chief Executive Officer of Winsway and the ultimate controlling shareholder interested in approximately 48.64% of the total issued share capital of Winsway as at the Latest Practicable Date, and a Belgium national

"PRC"	the People's Republic of China, and for the purposes of this circular only, excluding Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	A Share(s) and/or H Share(s)
"Shareholder(s)"	the holder(s) of A Shares and the holder(s) of H Shares
"Share Sale and Purchase Agreement"	the Share Sale and Purchase Agreement dated 23 April 2012 and entered into among the Company (as the purchaser), Winsway Resources (as the seller) and Mr. Wang (as the guarantor) in relation to the Acquisition
"SouthGobi"	SouthGobi Resources Ltd., a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange (TSX: SGQ) and The Stock Exchange of Hong Kong Limited (Stock Code: 1878)
"SouthGobi Group"	SouthGobi and its subsidiaries
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of the United States
"Winsway"	Winsway Coking Coal Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code: 1733)
"Winsway Group"	Winsway and its subsidiaries

"Winsway Resources"	Winsway Resources Holdings Limited, a company incorporated under the laws of the British Virgin Islands with limited liability and indirectly wholly-owned by Mr. Wang, and which holds approximately 43.12% of the total issued share capital of Winsway as at the Latest Practicable Date
"Winsway Share(s)"	the ordinary share(s) with no par value of Winsway
"%"	per cent.

Unless otherwise specified in this circular, translations of RMB, C$ and US$ into HK$ are made in this circular for illustration only, at the rate of RMB0.812305 to HK$1.00, C$1.00 to HK$7.78 and US$1.00 to HK$7.78. No representation is made that any amounts in RMB, C$ or US$ could have been or could be converted at that rate or at any other rates or at all.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2600)

Executive Directors:
Mr. Xiong Weiping
Mr. Luo Jianchuan
Mr. Liu Caiming
Mr. Liu Xiangmin

Non-executive Directors:
Mr. Shi Chungui
Mr. Lv Youqing

Independent Non-executive Directors:
Mr. Zhang Zhuoyuan
Mr. Wang Mengkui
Mr. Zhu Demiao

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

8 June 2012

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

PROPOSED ACQUISITION OF 29.9% INTEREST IN WINSWAY COKING COAL HOLDINGS LIMITED

INTRODUCTION

Reference is made to the announcement of the Company dated 23 April 2012 in relation to the Acquisition.

* *For identification purpose only*

The Board announces that on 23 April 2012, the Company entered into the Share Sale and Purchase Agreement with Winsway Resources and Mr. Wang, pursuant to which the Company has conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 1,128,186,410 Winsway Shares legally and beneficially held by Winsway Resources, representing 29.9% of the issued share capital of Winsway as at the Latest Practicable Date, at a total cash consideration of HK$2,391,755,189.20, representing HK$2.12 per Acquisition Share. In addition, Mr. Wang, the ultimate beneficial owner of Winsway Resources, has agreed unconditionally and irrevocably to guarantee all obligations of Winsway Resources under the Share Sale and Purchase Agreement. The Acquisition constitutes a major transaction of the Company under the Listing Rules.

The purpose of this circular is to provide you with, among other things, (i) further information on the Acquisition, (ii) financial and other information of the Group, (iii) financial and other information of Winsway, (iv) the unaudited pro forma financial information of the Group, and (v) other information as required under the Listing Rules.

THE ACQUISITION

The Share Sale and Purchase Agreement

Date

23 April 2012

Parties

(1) The Company (as the purchaser);

(2) Winsway Resources (as the seller), is an investment holding company and the legal and beneficial owner of 1,627,043,688 Winsway Shares, representing approximately 43.12% of the total issued share capital of Winsway as at the Latest Practicable Date, and is indirectly wholly-owned by Mr. Wang; and

(3) Mr. Wang (as the guarantor), is the founder and the ultimate beneficial owner of Winsway indirectly holding 1,835,150,109 Winsway Shares, representing approximately 48.64% of the total issued share capital of Winsway as at the date of the Latest Practicable Date.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of Mr. Wang and Winsway Resources is a third party independent of the Company and the connected persons of the Company.

Shares to be acquired by the Company

Pursuant to the Share Sale and Purchase Agreement, the Company has conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 1,128,186,410 Winsway Shares, representing 29.9% of the issued share capital of Winsway as at the Latest Practicable Date, legally and beneficially held by Winsway Resources.

After Completion, the Company will be interested in 29.9% of the issued share capital of Winsway (assuming that there is no change to the issued share capital of Winsway before Completion) and will become the single largest shareholder of Winsway. As at the Latest Practicable Date, the Company is not aware of any intention on the part of Mr. Wang to dispose of his remaining Winsway Shares to the Company and the Company has no intention to acquire directly or indirectly any further Winsway Shares from Mr. Wang.

Consideration

The consideration payable by the Company to Winsway Resources per Acquisition Share under the Share Sale and Purchase Agreement is HK$2.12 and the total consideration for the Acquisition is HK$2,391,755,189.20. Such consideration will be satisfied by the Company in cash upon Completion. The Company intends to fund the Acquisition using its internal funds, external financing to be arranged through bank borrowings, or a combination of both. As at the Latest Practicable Date, the Company has not determined the amount of internal funds and/or bank borrowings to be arranged for paying the consideration.

The purchase price for each Acquisition Share of HK$2.12 represents:

(a) a premium of approximately 22.54% over the closing price of HK$1.73 per Winsway Share as quoted on the Stock Exchange on the Last Trading Day;

(b) a premium of approximately 24.71% over the average closing price of approximately HK$1.70 per Winsway Share as traded on the Stock Exchange for the last twenty consecutive trading days prior to and including the Last Trading Day; and

(c) a premium of approximately 57.04% over the closing price of HK$1.35 per Winsway Share as quoted on the Stock Exchange on the Latest Practicable Date.

The consideration for the Acquisition has been arrived at after arm's length negotiations between the parties and having regard to various factors, including, but not limited to, the prevailing market price of the Winsway Shares at around the time the Share Sale and Purchase Agreement was entered into as well as the net asset value of Winsway as of 31 December 2011 since the net asset value of a target is a common benchmark used for determining the price of PRC assets. The purchase price for each Acquisition Share of HK$2.12 represents approximately 110% of the net asset value of Winsway as of 31 December 2011 of HK$7,273,121,000. Given the synergy that the logistics and railway infrastructure of Winsway

could offer, the Directors consider that the 10% premium over the net asset value of Winsway is fair and reasonable. The consideration for the Acquisition represents approximately 3.34% of the audited consolidated net assets of the Company as at 31 December 2011 of RMB58,155 million (equivalent to approximately HK$71,593 million) based on the audited consolidated statement of financial position of the Company as at 31 December 2011 prepared in accordance with IFRS.

Conditions precedent

Completion of the Acquisition is conditional upon the fulfillment or waiver by the relevant party of the following conditions:

(i) the Winsway Shares remaining listed on the Main Board of the Stock Exchange from the date of the Share Sale and Purchase Agreement to the date of Completion and during which period no suspension in trading in excess of five consecutive trading days or such longer period of suspension as the Company considers acceptable and agrees in writing shall have occurred;

(ii) the Company has completed to its satisfaction due diligence investigations (including but not limited to commercial, legal and financial due diligence) in respect of Winsway and its existing and potential assets, liabilities, businesses and operating conditions;

(iii) the approval of the Acquisition and other arrangements contemplated under the Share Sale and Purchase Agreement by the Shareholders at a shareholders' general meeting;

(iv) all necessary third party consents and approvals in respect of the Acquisition and the effect of the completion of the Acquisition, having been obtained by Winsway Resources, Winsway and/or the Company;

(v) all necessary approvals, licences and authorizations from relevant PRC and overseas government and regulatory authorities in respect of the Acquisition and the effect of the completion of the Acquisition, having been obtained by Winsway Resources, Winsway and/or the Company;

(vi) (if applicable) the Company has obtained the clearance from relevant competition regulatory authorities in respect of the Acquisition, or any applicable waiting period has expired;

(vii) a written ruling from the Securities and Futures Commission that the Company is not required to make a general offer for all the Winsway Shares as a result of the Acquisition and that (if applicable) the Company and Winsway Resources (together with its associates (as defined under The Codes on Takeovers and Mergers and Share Repurchases of Hong Kong) who hold shares in Winsway) will not be deemed to be parties acting in concert; and

(viii) all representations and warranties set out in the Share Sale and Purchase Agreement being true and accurate in all material respects and not misleading, and all undertakings set out in the Share Sale and Purchase Agreement being fulfilled and has not been violated, in any respect as of Completion.

Pursuant to the Share Sale and Purchase Agreement, the Company may at any time waive the above conditions (i), (ii), (iv) (only in respect of third party consents and approvals required to be obtained by Winsway Resources and Winsway), (vii) and (viii) (only in respect of representations, warranties and undertakings made by Winsway Resources) and Winsway Resources may at any time waive the above conditions (iv) (only in respect of third party consents and approvals required to be obtained by the Company) and (viii) (only in respect of representations and warranties made by the Company). As at the Latest Practicable Date, the Company does not intend to modify or waive any of the above conditions.

As at the Latest Practicable Date, condition (vii) has been satisfied.

If any of the above conditions have not been fulfilled or waived by the parties on or before 30 September 2012 (or such other date as agreed in writing by the parties), any party of the Share Sale and Purchase Agreement may, in its sole discretion, terminate the Share Sale and Purchase Agreement by serving a written notice on the other parties. Upon such termination, no party shall have any claim against the other parties under the Share Sale and Purchase Agreement (save for any accrued rights and obligations thereof).

Completion

Completion shall take place on the fifth Business Day after the above conditions precedent have been fulfilled or waived, or on such other date after the fulfillment or the waiver of the conditions precedent as the parties to the Share Sale and Purchase Agreement may agree.

Nomination of new directors to Winsway by the Company

Pursuant to Share Sale and Purchase Agreement, the Company may nominate five director candidates to the board of directors of Winsway. These director candidates have not been identified as at the Latest Practicable Date and they, if appointed, may become executive directors or non-executive directors of Winsway. Mr. Wang undertakes that he shall resign from the position of Chairman of the board of directors of Winsway upon Completion but shall continue to act as the Honorary Chairman of Winsway and provide consultancy services to Winsway for a period of one year after Completion. It is intended that Mr. Wang will provide consultancy services regarding the business development and operations of Winsway. In consideration of Mr. Wang's provision of consultancy services to Winsway, the Company agreed to exercise its power as a shareholder and procure its nominated directors to grant to Mr. Wang options in respect of 20,000,000 Winsway Shares pursuant to a share option scheme to be adopted by Winsway in compliance with Chapter 17 of the Listing Rules.

Winsway Resources and Mr. Wang agree to exercise, and procure their respective controlled corporations to exercise, their respective voting rights as a shareholder of Winsway in favor of the appointment and re-election of any directors nominated by the Company.

Undertakings by Winsway Resources and Mr. Wang

Winsway Resources and Mr. Wang undertake to use reasonable endeavours to (i) procure that two of the existing five executive directors of Winsway shall remain as executive directors of Winsway for a period of one year after Completion; and (ii) maintain the stability of the personnel of key departments of Winsway, including but not limited to the logistics, sales and marketing, commercial intelligence and operations departments, so as to maintain the stable and continuous operation of Winsway. The two executive directors who shall remain as executive directors of Winsway after Completion have not been identified as at the Latest Practicable Date.

If the five director candidates nominated by the Company are appointed and two of the existing five executive directors of Winsway remain as executive directors of Winsway after Completion and assuming that there is no other change to the composition of the board of directors of Winsway, the board will have fourteen directors after Completion and the five directors nominated by the Company will not be able to control the board of directors of Winsway.

Guarantee

In consideration of the Company entering into the Share Sale and Purchase Agreement, Mr. Wang (as the guarantor) unconditionally and irrevocably undertakes to the Company that he will guarantee, as sole and principal obligor, to the Company the due and punctual performance by Winsway Resources of all of its obligations, commitments and undertakings under or pursuant to the Share Sale and Purchase Agreement.

INFORMATION ON WINSWAY

Winsway is one of the leading suppliers of imported coking coal and particularly, one of the largest offtakers of Mongolian coking coal into China. Winsway's principal business includes procurement, transportation, storage, processing and marketing of coking coal, servicing the Chinese steel industry at large. The Winsway Shares are listed on the Main Board of the Stock Exchange.

In March 2012, Winsway completed the acquisition of a Canadian company, Grande Cache in partnership with Marubeni Corporation of Japan, to further its vertical integration and to secure high-quality coal reserves with low ash content and volatility. For further details of such acquisition, please refer to the announcements of Winsway dated 1 November 2011, 9 February 2012, 10 February 2012 and 2 March 2012 and the shareholders circular of Winsway dated 13 February 2012.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Winsway is a third party independent of the Company and the connected persons of the Company. As at the Latest Practicable Date, the Company does not, directly or indirectly, own any shares or interests in Winsway.

Financial information of Winsway

Based on the audited consolidated results of Winsway for the two years ended 31 December 2010 and 2011 prepared in accordance with IFRS and as disclosed in the published annual report of Winsway for the year ended 31 December 2011, the audited consolidated net assets of Winsway as at 31 December 2011 was HK$7,273 million, and the audited consolidated profit before taxation and net profit of Winsway were as follows:

	Year ended 31 December 2011 *(HK$'000)*	**Year ended 31 December 2010** *(HK$'000)*
Profit before taxation	1,422,836	1,180,153
Net profit	1,051,757	928,763

According to the unaudited pro forma financial information of the Winsway Group after completion of the acquisition of Grande Cache as disclosed in the shareholders circular of Winsway dated 13 February 2012, which is prepared based on the unaudited consolidated statement of financial position of the Winsway Group as at 30 June 2011 and the audited consolidated statements of financial position of Grande Cache and its subsidiaries as at 30 September 2011, the unaudited pro forma net assets of the Winsway Group after completion of the acquisition of Grande Cache is HK$9,173 million.

Information on Grande Cache

Grande Cache is a coal mining corporation incorporated in Alberta, Canada. Grande Cache completed its initial public offering of common shares on 12 May 2004 and upon which its common shares were listed and traded on the Toronto Stock Exchange under the trading symbol "GCE". Upon completion of the acquisition of all the issued and outstanding common shares of Grande Cache pursuant to the plan of arrangement by Winsway and Marubeni Corporation, the common shares of Grande Cache had been delisted from the Toronto Stock Exchange in March 2012. Grande Cache operates a mine that produces metallurgical coal for the steel industry from its 14 coal leases covering approximately 22,700 hectares in the Smoky River Coalfield located in West Central Alberta, Canada. Grande Cache's coal project ("**Project**") includes and is expected to include the production of metallurgical coal from the development of the following pits and underground operations (as at 31 October 2011 as reported in the competent person's report dated 13 February 2012 (the "**Competent Person's Report**") as disclosed in the shareholders' circular of Winsway dated 13 February 2012 issued in connection with the acquisition of the entire issued share capital of Grande Cache (the "**Winsway Circular**")):

- No. 7 Underground Operations, an underground operation which commenced production in November 2004. This operation is expected to produce approximately 0.2 million tonnes of ROM coal (0.1 million tonnes of saleable coal) during the remaining life of the mine.

- No. 8 Pit, a surface pit which commenced production from the first phase of development in July 2010. This pit is expected to produce approximately 23.9 million tonnes of ROM coal (16.9 million tonnes of saleable coal) during the remaining life of the mine.

- No. 12 South B2 Underground Operations, an underground operation expected to produce approximately 8.3 million tonnes of ROM coal (5.8 million tonnes of saleable coal) during the life of the mine.

- No. 12 South A Pit, the southeast surface strike extension of the No. 12 South B2 Pit expected to produce approximately 10.5 million tonnes of ROM coal (7.8 million tonnes of saleable coal) during the life of the mine.

- No. 2 Pit, a surface pit expected to produce approximately 14.3 million tonnes of ROM coal (10.5 million tonnes of saleable coal) during the life of the mine.

- No. 16 Pit, a surface pit expected to produce approximately 24.0 million tonnes of ROM coal (16.2 million tonnes of saleable coal) during the life of the mine.

- No. 12 North Pit, a surface pit expected to produce approximately 43.7 million tonnes of ROM coal (30.8 million tonnes of saleable coal) during the life of the mine.

Resources and reserves

The following table summarizes Grande Cache's measured and indicated in-place coal resources as at 31 October 2011 as reported in the Competent Person's Report.

Summary of Measured and Indicated In-place Coal Resources(1)

	Measured *(Mt)*	Indicated *(Mt)*	Total *(Mt)*
Surface Mining Areas(2)			
No. 2 Pit	10.0	16.9	26.9
No. 8 Pit	9.9	26.9	36.8
No. 12 South A Pit	8.7	11.7	20.4
No. 12 North Pit	26.2	21.7	47.9
No. 16 Pit	12.5	18.0	30.5
Total Surface Mining Areas	67.3	95.2	162.5
Underground Mining Areas(3)			
No. 7 Underground Operations	0.2	–	0.2
No. 12 South B2 Underground Operations	8.4	3.2	11.6
Total Underground Mining Areas	8.6	3.2	11.8
Grand Total	**75.9**	**98.4**	**174.3**

Notes:

(1) Quality of all resources classified as Low-Volatile Bituminous (ASTM).

(2) Surface mining resources, estimated by John T. Boyd Company, the company which prepared the Competent Person's Report.

(3) Underground resource estimated by John T. Boyd Company.

(4) Coal resources are inclusive of the coal reserves.

(5) The resource estimates have been prepared under the supervision of Robert J. Farmer, a competent person as defined by JORC and a qualified person (NI43-101) in the preparation and reporting of coal resources and coal reserves.

The following table summarizes Grande Cache's inferred in-place coal resources as at 31 October 2011 as reported in the Competence Person's Report.

Summary of Inferred In-place Coal Resources[1]

	Inferred
	(Mt)
Surface Mining Areas[2]	
No. 2 Pit	10.7
No. 8 Pit	12.9
No. 12 South A Pit	12.5
No. 12 North Pit	3.0
No. 16 Pit	2.8
Total Surface Mining Areas	31.9
Underground Mining Areas[5]	
No. 7	0.7
Total Underground Mining Areas	0.7
Grand Total	**32.6**

Notes:

(1) Quality of all resources classified as Low-Volatile Bituminous (ASTM).

(2) Surface mining resources, estimated by John T. Boyd Company.

(3) Underground resource estimated by John T. Boyd Company.

(4) Coal resources are inclusive of the coal reserves.

(5) The resource estimates have been prepared under the supervision of Robert J. Farmer, a competent person as defined by JORC and a qualified person (NI43-101) in the preparation and reporting of coal resources and coal reserves.

The following table summarizes Grande Cache's probable run-of-mine and saleable coal reserves as at 31 October 2011 as reported in the Competent Person's Report.

Summary of Probable Run-of-Mine and Saleable Coal Reserves[(1)]

	Probable Reserves *(Mt)*		
	In-Place	**ROM**	**Saleable**
Surface Mining Areas			
No. 8	24.2	23.9	16.9
No. 12 South A	10.7	10.5	7.8
No. 2	14.5	14.3	10.5
No. 16	24.8	24.0	16.2
No. 12 North	44.8	43.7	30.8
Total – Surface Areas	119.0	116.4	82.2
Underground Mining Areas			
No. 7	0.2	0.2	0.1
No. 12 South B2	10.4	8.3	5.8
Total – Underground	10.6	8.5	5.9
Grand Total	**129.6**	**124.9**	**88.1**

Note:

(1) Quality of all reserves classified as Low-Volatile Bituminous (ASTM).

For further details on Grande Cache, the coal resources and reserves of Grande Cache, the Competent Person's Report and the valuation report on the assets of Grande Cache, please refer to the section headed "Information on the Target" in the Letter from the Board of, and Appendices V and VI to, the Winsway Circular.

INFORMATION ON THE COMPANY

The Company is a joint stock limited company established in the PRC; its shares are listed on the Stock Exchange and the Shanghai Stock Exchange respectively, and its American depositary receipts are listed on the New York Stock Exchange.

The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; and trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company wishes to acquire a stake in Winsway as it aligns with the Company's strategy to expand its business scope to other resources which include coal to achieve integration of coal and aluminum operations by further strengthening the Group's downstream logistics operations by leveraging the strength and competitive advantage of Winsway in terms of transportation, storage and marketing. The Acquisition will also allow further integration with the Company's other investments in the coal sector and in particular the Company's coal related business such as the coal trading agreements in respect of coal from the TT Mine in Mongolia and the proposed acquisition of SouthGobi as a result of the synergies arising from the combination of the Company's investment in Mongolia as well as existing logistics and coal processing facilities of Winsway in the PRC. Winsway's coal processing capability will enable the Company to process coal products from Mongolia and SouthGobi in a more efficient manner thereby effectively increasing the profit margin of these coal products. In addition, Winsway's logistics capability will also enable the Group to resolve transportation bottleneck issues thereby reducing overall transportation costs. Winsway's downstream logistics operations and marketing efforts will also allow the Company's coal products to be delivered to a wider group of end-customers thereby expanding the customer base of the Group and assuring a stable customer demand for the Company's coal products from Mongolia and SouthGobi. For further details of the proposed acquisition of SouthGobi by the Company, please refer to the section headed "Agreement to Make a Takeover Offer to Acquire Up to 60% of the Issued and Outstanding Common Shares in SouthGobi" below in this circular.

Given that (i) the Company is acquiring only 29.9% shareholding in Winsway; (ii) the total assets of Grande Cache as at 31 December 2011 represent less than 25% of the total assets of Winsway as at 31 December 2011 and the ratio is minimal compared to the total assets of the Company as at 31 December 2011; (iii) the revenue of Grande Cache for the year ended 31 March 2011 represents less than 25% of the revenue of Winsway for the year ended 31 December 2011; (iv) the net profit before taxation of Grande Cache for the year ended 31 March 2011 represents less than 25% of the net profit before taxation of Winsway for the year ended 31 December 2011; and (v) the Company's acquisition of 29.9% interest in Winsway is primarily due to the synergy that the logistics and railway infrastructure of Winsway could offer, the Directors do not consider the Acquisition constitutes an acquisition of assets which are solely or mainly mineral assets as part of a relevant notifiable transaction under Rule 18.10 of the Listing Rules.

The Company has considerable management experience of making overseas investment and possesses important requisites including capital, local knowledge, know-how and long-term commitment to build an integrated value chain from upstream mining to downstream logistics.

Upon successful completion of the Acquisition, the Company will become the single largest shareholder of Winsway and its representative directors, whom will be nominated by the Company and be appointed to the board of directors of Winsway upon Completion, will cooperate with the existing management teams of Winsway to achieve integration of the coal operation and downstream logistics of the Company and Winsway.

The Directors are of the view that the Share Sale and Purchase Agreement are on normal commercial terms, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE ACQUISITION ON THE GROUP

After Completion, the Company will be interested in 29.9% of the issued share capital of Winsway and will become the single largest shareholder of Winsway. Winsway will be accounted for in the books of the Company as an investment in associates and the financial results of Winsway will be accounted for using equity method of accounting. Since Winsway will not become a subsidiary of the Company, the assets, liabilities and results of Winsway will not be consolidated with those of the Group.

The unaudited pro forma financial information of the Group as set out in Part A of Appendix IV to this circular was prepared as if the Acquisition had been completed on 31 December 2011. Upon Completion, the Group's unaudited pro-forma consolidated non-current assets will increase from RMB107,164 million to approximately RMB109,191 million as at 31 December 2011, mainly attributable to the increase in the Group's investments in associates. Since the consideration will be funded by internal fund, external financing to be arranged through bank borrowings, or a combination of both, the Group's total balance of cash and cash equivalents will decrease upon completion of the Acquisition and the Group's total balance of borrowings may increase in the event that external financing is being arranged for the purpose of funding the consideration. Details of all the adjustments made are as set out in the unaudited pro forma financial information of the Group set out in Part A of Appendix IV to this circular.

After Completion, the Company will be entitled, as a shareholder of Winsway, to any dividends declared and paid by Winsway. In view of the historical performance of Winsway, it is expected that the Acquisition will have a positive contribution to the long-term profitability of the Group.

FINANCIAL AND TRADING PROSPECTS OF THE GROUP

In 2012, the recovery of the global economy will still be subject to certain uncertainties and risks of economic downturns arising from the Euro debt crisis. As a developing country, China is still in the process of urbanization and industrialization, which provides a promising prospect for the aluminum market. With the recovery of the economy, both aluminum consumption and aluminum price will increase. The Group will continuously strengthen its efforts to bring down costs whilst improve its efficiency, push ahead operational transformation and restructuring adjustments as well as expedite strategic transformation with a view to enhancing levels of profits and risks resistance.

In 2012, the Group will put unremitting efforts in strengthening structural adjustments, expanding the scope of the Group's operational transformation and expediting strategic transformation in a bid to bring more valuable returns to the Shareholders. The Company's strategy is to expand its business scope to other resources which include coal to achieve

integration of coal and aluminum operations. The Company considers the Acquisition and the proposed acquisition of SouthGobi marked positive developments of the Group in its structural adjustments and strategic transformation in 2012. Looking to the future, the Company expects that the acquisition of shareholding interest in Winsway will facilitate the expansion of the scope of businesses of the Company and enable the Company to achieve operational efficiency as a result of the coverage of both upstream and downstream coal services and obtain synergies.

LISTING RULES IMPLICATIONS

Since the applicable percentage ratio under Rule 14.07 of the Listing Rules in respect of the Acquisition (being the profits ratio) exceeds 25% but is below 100%, the Acquisition constitutes a major transaction of the Company and is subject to reporting, announcement and shareholders' approval requirements under Chapter 14 of the Listing Rules.

As a major transaction of the Company under Chapter 14 of the Listing Rules, the Acquisition is subject to approval by the Shareholders at a general meeting. To the best knowledge of the Company, as at the date of the Latest Practicable Date, no Shareholder has a material interest in the Acquisition which would require him/her to abstain from voting at the AGM to be convened to, among other things, consider and approve the Acquisition.

The Group had no other prior transactions with Mr. Wang, Winsway Resources, Winsway and their respective associates which require aggregation with the Acquisition under Rule 14.22 of the Listing Rules.

AGREEMENT TO MAKE A TAKEOVER OFFER TO ACQUIRE UP TO 60% OF THE ISSUED AND OUTSTANDING COMMON SHARES IN SOUTHGOBI

Reference is made to the announcements of the Company dated 2 April 2012, 17 April 2012 and 25 April 2012 in relation to the agreement to make a takeover offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi.

On 2 April 2012, the Board announced that the Company proposed to acquire up to (but not more than) sixty per cent. (60%), and not less than fifty six per cent. (56%) of the issued and outstanding common shares of SouthGobi by way of a partial offer. The Company may nominate one of its subsidiaries currently existing or to be established to implement the offer and acquire the common shares in SouthGobi. The offer will be made for a cash consideration of C$8.48 (equivalent to approximately HK$65.97) for each common share of SouthGobi. On the basis of such offer price and 60% of the total issued and outstanding share capital of 181,855,896 common shares of SouthGobi as at 2 April 2012, the aggregate amount payable by the Company (or any of its subsidiaries currently existing or to be established as nominated by the Company) as the offeror in the event that the offer is accepted in full is approximately C$925.28 million (equivalent to approximately HK$7,198.70 million). The Company intends to fund the cash required to effect the offer from its internal fund, external financing to be arranged through bank borrowings, or a combination of both. In connection with the offer, the Company also entered into a lock-up agreement with Ivanhoe Mines Ltd., the controlling

shareholder of SouthGobi, pursuant to which, Ivanhoe Mines Ltd. has agreed, among other covenants, to tender to the offer all of the common shares of SouthGobi held or subsequently acquired by it during the offer period which are expected to amount to an aggregate of approximately 104,807,155 common shares or 57.6% of the total common shares of SouthGobi.

In addition, the Company also entered into consultancy agreements with nine key senior executives and officers of SouthGobi to retain their services for 12 months as from termination of their employment or for a period of 12 months less the notice period actually served by them on their resignation, following the Company becoming a shareholder of SouthGobi, to assist the Company with the integration and transition resulting from the Company's acquisition of the common shares of SouthGobi. These nine executives and officers are independent of the Company, Winsway and their respective associates. The consulting fees payable by the Company for the consulting services amount to a total of US$9 million (equivalent to approximately HK$70.0 million), which has been agreed after arm's length negotiation with the executives and will be paid by the Company in a lump sum. Furthermore, the Company and SouthGobi also entered into a cooperation agreement, pursuant to which the Company has undertaken, following the Company becoming a shareholder of SouthGobi, to provide certain support services to SouthGobi and its subsidiaries to further develop the SouthGobi Group for the benefit of SouthGobi and its shareholders. These support services include an off-take arrangement for the Company to purchase up to 100% of SouthGobi's coal production at the then prevailing market price for up to 24 months, and assistance with the provision of power to SouthGobi's operations.

As at the Latest Practicable Date, the Company has not made the takeover offer for SouthGobi. Subject to the fulfillment and/or, where applicable, waiver of conditions set out in the lock-up agreement between the Company and Ivanhoe Mines Ltd., the Company has agreed to make a takeover offer on or before 5 July 2012, and thereafter the offer must be taken up 36 days after it is made. The Company confirms that its current intention is to mail the circular in relation to the takeover offer on or about 5 July 2012 and all deposited shares are expected to be taken up by the Company on 10 August 2012.

SouthGobi is an integrated coal mining, development and exploration company. It is a coal production and development company with coal assets strategically located near China focusing on exploration and development of its metallurgical and thermal coal deposits in Mongolia's South Gobi Region to supply coal products to markets in China. The common shares of SouthGobi are listed and posted for trading on the Toronto Stock Exchange under the symbol "SGQ" and on the Stock Exchange under the stock code "1878".

According to publicly available information, for the year ended 31 December 2011, SouthGobi's consolidated income before tax was approximately US$57.0 million (equivalent to approximately HK$443.5 million), and net income attributable to equity holders was approximately US$57.7 million (equivalent to approximately HK$448.9 million). As at 31 December 2011, South Gobi reported consolidated net assets of approximately US$716.2 million (equivalent to approximately HK$5,572.0 million). For the year ended 31 December

2010, SouthGobi had consolidated loss before tax of approximately US$118.9 million (equivalent to approximately HK$925.0 million), and net loss attributable to equity holders of approximately US$116.2 million (equivalent to approximately HK$904.0 million). As at 31 December 2010, SouthGobi reported consolidated net assets of approximately US$678.9 million (equivalent to approximately HK$5,281.8 million).

For the year ended 31 December 2011, SouthGobi produced 4.57 million tonnes of raw coal with a strip ratio of 3.63 compared to production of 2.79 million tonnes of raw coal with a strip ratio of 3.47 for the year ended 31 December 2010. Mining capacity increased from approximately 4.00 million tonnes of raw coal in 2010 to approximately 5.00 million tonnes of raw coal in 2011 due to the commissioning of additional mining equipment. SouthGobi's flagship coal mine, Ovoot Tolgoi, is selling coal to customers in China. Ovoot Tolgoi is located in southern Mongolia, approximately 40 kilometers north of the Mongolian/Chinese border. SouthGobi owns four coal projects in Mongolia, namely, a producing mine, the Ovoot Tolgoi Mine, and three development projects, the Soumber Deposit, Zag Suuj Deposit and the Ovoot Tolgoi Underground Deposit.

A separate circular setting out, among others, further details of the offer by the Company of common shares in SouthGobi, information about SouthGobi, a competent person's report, a valuation report as well as the relevant pro forma financial information as required under Chapter 14 and Chapter 18 of the Listing Rules will be despatched to the Shareholders on 8 June 2012.

The proposed acquisition of common shares of SouthGobi by way of a partial offer is a transaction separate from and independent of the Acquisition. Accordingly, the completion of the Acquisition and that of the partial offer of common shares of SouthGobi are not inter-conditional.

THE AGM

The Company will convene the AGM to consider and, if thought fit, approve, among other things, the Acquisition.

A notice convening the AGM is set out in the AGM Circular. A form of proxy and the reply slip for use at the AGM are enclosed with the AGM Circular. Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon not less than 24 hours before the times fixed for holding the AGM or any adjournment thereof (as the case may be). In order to be valid, the above documents must be delivered to the H Share registrar of the Company, Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period. Completion and return of the form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

RECOMMENDATION

The Directors are of the view that the terms of the Share Sale and Purchase Agreement and the Acquisition are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. The Directors would recommend the Shareholders to vote in favor of the resolution approving the Acquisition at the AGM.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

The Shareholders and potential investors should be aware that the Acquisition is subject to certain conditions being satisfied, and consequently the Acquisition may or may not proceed. Accordingly, they are advised to exercise caution when dealing in the securities of the Company.

Yours faithfully,
By order of the board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

A. SUMMARY OF FINANCIAL INFORMATION

An unqualified opinion in respect of the audited consolidated financial statements of the Group has been issued for each of the years ended 31 December 2009, 31 December 2010 and 31 December 2011. A summary of the results, assets and liabilities of the Group prepared under IFRS as extracted from the annual reports of the Company for the years ended 31 December 2009, 31 December 2010 and 31 December 2011 are set out below.

	For the years ended 31 December		
	2009	2010	2011
	RMB'000	*RMB'000*	*RMB'000*
Revenue	70,268,005	120,994,847	145,874,433
Cost of sales	(69,079,446)	(113,349,941)	(138,111,367)
Gross profit	1,188,559	7,644,906	7,763,066
Selling and distribution expenses	(1,264,920)	(1,573,301)	(1,622,788)
General and administrative expenses	(2,956,506)	(2,623,740)	(2,779,429)
Research and development expenses	(177,756)	(164,235)	(218,026)
Impairment loss on property, plant and equipment	(623,791)	(701,781)	(279,750)
Other income	151,142	328,853	185,501
Other gains, net	403,836	491,024	538,033
Operating (loss)/profit	(3,279,436)	3,401,726	3,586,607
Finance costs, net	(2,137,825)	(2,495,184)	(3,293,574)
Operating (loss)/profit after finance costs	(5,417,261)	906,542	293,033
Share of (loss)/profit of jointly controlled entities	(50,392)	233,784	122,262
Share of profit of associates	77,056	240,028	402,701
(Loss)/profit before income tax	(5,390,597)	1,380,354	817,996
Income tax benefit/(expense)	711,003	(411,216)	(127,492)
(Loss)/profit for the year	(4,679,594)	969,138	690,504
Attributable to:			
Equity holders of the Company	(4,642,894)	778,008	237,974
Non-controlling interests	(36,700)	191,130	452,530
(Loss)/profit for the year	(4,679,594)	969,138	690,504
Dividends	–	154,179	–

	As at 31 December		
	2009	2010	2011
	RMB'000	*RMB'000*	*RMB'000*
Total assets	133,975,189	141,332,039	157,134,157
Total liabilities	78,394,032	84,135,184	98,979,471
Net assets	55,581,157	57,186,855	58,154,686

B. CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

The audited consolidated financial statements of the Group prepared in accordance with IFRS for the year ended 31 December 2011, together with the accompanying notes (the "**2011 Financial Statements**"), are included on pages 109 to 280 in the annual report for the year of 2011 of the Company (the "**2011 Annual Report**") published on 23 April 2012.

The audited consolidated financial statements of the Group prepared in accordance with IFRS for the year ended 31 December 2010, together with the accompanying notes (the "**2010 Financial Statements**"), are included on pages 121 to 272 in the annual report for the year of 2010 of the Company (the "**2010 Annual Report**") published on 13 April 2011.

The audited consolidated financial statements of the Group prepared in accordance with IFRS for the year ended 31 December 2009, together with the accompanying notes (the "**2009 Financial Statements**"), are included on pages 105 to 256 in the annual report for the year of 2009 of the Company (the "**2009 Annual Report**") published on 1 April 2010.

The unaudited consolidated financial information of the Group prepared in accordance with PRC Accounting Standards for Business Enterprises for the three months ended 31 March 2012 (the "**2012 First Quarterly Report**") is published on 30 April 2012.

Each of the 2011 Financial Statements, the 2010 Financial Statements and the 2009 Financial Statements (but not any other part of the 2011 Annual Report, the 2010 Annual Report and the 2009 Annual Report, respectively) and the 2012 First Quarterly Report are incorporated by reference into this circular and forms part of this circular. The 2011 Annual Report, the 2010 Annual Report, the 2009 Annual Report and the 2012 First Quarterly Report have been released on the website of the Stock Exchange (www.hkexnews.hk) and the website of the Company (www.chalco.com.cn) under "Investor Relations".

C. INDEBTEDNESS STATEMENT

At the close of business on 30 April 2012, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the following borrowings:

	Secured	Guaranteed	Unsecured	Total
	RMB' million	*RMB' million*	*RMB' million*	*RMB' million*
Bank and other loans	1,267	7,565	67,445	76,277
Medium-term notes and long-term bonds	–	1,989	16,717	18,706
Short-term bonds	–	–	10,377	10,377
	1,267	9,554	94,539	105,360

Bank loans were secured by mortgages on certain equipments, inventories and land use rights owned by certain of the Company's subsidiaries.

Bank and other loans amounted to RMB2,412 million, RMB5,001 million and RMB152 million were guaranteed by Aluminum Corporation of China ("**Chinalco**"), the Company, certain subsidiaries of Chinalco and certain non-controlling interests of certain subsidiaries of the Company, respectively.

The long-term bonds were guaranteed by Bank of Communications Co., Ltd.

General

Save as aforesaid and apart from intra-group liabilities and normal trade payables, the Group did not have any outstanding mortgages, charges, debentures, loan capital or overdraft, or other similar indebtedness, finance lease or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at 30 April 2012.

The Directors have confirmed that there has not been any material change in the indebtedness or contingent liabilities of the Group since 30 April 2012.

D. MATERIAL ADVERSE CHANGE

Save as disclosed by the Company in pages 7 and 10 of the 2012 First Quarterly Report in respect of material changes in the net profit of the Company which was mainly attributable to the decrease in gross profit following the decrease in the selling price of the Group's products, the upward adjustment of national tariff as well as the surge of the prices of raw

materials, along with simultaneous increase in the size of interest-bearing liabilities as compared with the same period last year, and the increase in interest expenses following several upward adjustments to the interest rate by the State, and the Company's expectation to record loss for the period from the beginning of 2012 to the end of June 2012 as the aluminum price continued to remain at low levels while the prices of raw materials stayed high, as at the Latest Practicable Date, the Directors confirmed that there had been no material adverse change in the financial or trading position or prospects of the Group since 31 December 2011, the date to which the latest published audited financial statements of the Group were made up. The Company's 2012 First Quarterly Report was published on 30 April 2012 and a copy of such quarterly report has been published on the HKExnews website and the website of the Shanghai Stock Exchange.

E. WORKING CAPITAL

The Directors are of the opinion that, after due and careful enquiry, after taking into account the Group's internal resources, available banking facilities, the effect of the Acquisition, the effect of the takeover offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi and in the absence of unforeseen circumstances, the Group will have sufficient working capital for its present requirements for a period of 12 months from the date of this circular.

CONSOLIDATED FINANCIAL INFORMATION OF WINSWAY

The audited consolidated financial statements of Winsway prepared in accordance with IFRS for the year ended 31 December 2011, together with the accompanying notes (the "**2011 Winsway Financial Statements**"), are included on pages 63 to 157 in the annual report for the year of 2011 of Winsway (the "**2011 Winsway Annual Report**") published on 25 April 2012.

The audited consolidated financial statements of Winsway prepared in accordance with IFRS for the year ended 31 December 2010, together with the accompanying notes (the "**2010 Winsway Financial Statements**"), are included on pages 63 to 151 in the annual report for the year of 2010 of Winsway (the "**2010 Winsway Annual Report**") published on 4 April 2011.

The audited consolidated financial statements of Winsway prepared in accordance with IFRS for the year ended 31 December 2009, together with the accompanying notes (the "**2009 Winsway Financial Statements**") are included in Appendix I to the prospectus of Winsway dated 27 September 2010 issued in connection with the initial public offering and listing of the Winsway Shares (the "**Winsway Prospectus**").

Each of the 2011 Winsway Financial Statements, the 2010 Winsway Financial Statements and the 2009 Winsway Financial Statements (but not any other part of the 2011 Winsway Annual Report, 2010 Winsway Annual Report and the Winsway Prospectus, respectively) are incorporated by reference into this circular and forms part of this circular. The 2011 Winsway Annual Report, the 2010 Winsway Annual Report and the Winsway Prospectus have been released on the website of the Stock Exchange (www.hkexnews.hk) and the website of Winsway (www.winsway.com).

CONSOLIDATED FINANCIAL INFORMATION OF GRANDE CACHE

The audited consolidated financial statements of Grande Cache prepared in accordance with IFRS for the six months ended 30 September 2011 (with comparables for the six months ended 30 September 2010), as well as the audited consolidated financial statements of Grande Cache prepared in accordance with Canadian generally accepted accounting principles for the years ended 31 March 2009, 31 March 2010 and 31 March 2011, together with the accompany notes (collectively, the "**Grande Cache Financial Statements**") are included in Appendix II to the shareholders' circular of Winsway dated 13 February 2012 issued in connection with the acquisition of the entire issued share capital of Grande Cache (the "**Winsway Circular**"). The Winsway Circular has been released on the website of the Stock Exchange (www.hkexnews.hk) and the website of Winsway (www.winsway.com).

The unaudited consolidated financial statements of Grande Cache prepared in accordance with IFRS for the nine months ended 31 December 2011, together with the accompany notes, have been published on the website of SEDAR of the Canadian Securities Administrators (www.sedar.com).

MANAGEMENT DISCUSSION AND ANALYSIS OF WINSWAY

The following is the management discussion and analysis of the financial conditions and operating results of Winsway for each of the three financial years ended 31 December 2009, 2010 and 2011, respectively. The financials for the three financial years ended 31 December 2009, 2010 and 2011 are prepared in accordance with IFRS. The following discussions and analysis should be read in conjunction with the audited consolidated financial statements of Winsway for each of the three financial years ended 31 December 2009, 2010 and 2011 and the notes thereto as referred to in Appendix IIA to this circular.

I. Overview

The Winsway Group initially focused on the supply of imported Mongolian coking coal to its customers. Based on favorable market conditions in 2009 and as a natural expansion to its supply of imported Mongolian coal to customers in the PRC, the Winsway Group commenced the sale of seaborne coal sourced from Australia, the United States, Canada and Russia with the purpose of meeting its customers' demand for a variety of coking coal for their coke blend. For the year ended 31 December 2009, the Winsway Group recorded a total revenue of HK$5,283 million, with a total sales volume of approximately 5.07 million tonnes (Mt), of which 2.14 million tonnes were Mongolian coal and 2.93 million tonnes were seaborne coal. The net profit of Winsway for the year ended 31 December 2009 was HK$515 million.

In 2010, Winsway has reached a few significant strategic milestones, including its successful listing on the Stock Exchange. In 2010, Winsway's revenue increased by 75.51% to HK$9,272 million from 2009's HK$5,283 million. It sold a total of 4.72 million tonnes of Mongolian coal and 3.11 million tonnes of seaborne coal in 2010, representing an increase of 120.56% and 6.14% year-on-year, respectively. Its generally accepted accounting principles (GAAP) net profit increased from 2009's HK$515 million to 2010's HK$929 million, an increase of 80.39%. The net profit for 2010 is consistent with the profit forecast included in the prospectus of Winsway dated 27 September 2010 issued in connection with the initial public offering and listing of the Winsway Shares (the "**Winsway Prospectus**"), which is HK$878 million (RMB764 million). Winsway incurred significant non-cash accounting expenses as a result of its newly implemented employee incentive plan, as well as one-off expenses, including pre-IPO investment related expenses, IPO-related expenses and the GAAP-based, non-cash interest component of the pre-IPO Convertible Bonds[1] and Preferred Shares[2]. Excluding these one-off expenses (IPO expenses, HK$32 million; non-cash

[1] collectively (i) the convertible bonds in the principal aggregate amount of US$50,000,000 issued by Winsway to Coppermine Resources Limited and Silver Grant International Industries Ltd. on 20 April 2010, which have been fully converted on 24 September 2010 and (ii) the convertible bonds in the principal amount of US$10,000,000 issued by Winsway to ITOCHU Corporation on 30 April 2010, which have been fully converted on 24 September 2010.

[2] the 363,636,364 redeemable convertible preference shares in the amount of US$60,000,000 issued by Winsway to Winstar Capital Group Limited, a wholly-owned subsidiary of HOPU, on 18 April 2010 which have been fully converted on 24 September 2010.

Convertible Bond interest expenses, HK$43 million; non-cash Preferred Shares interest expenses, HK$44 million) and non-cash employee stock option plan-related expenses of HK$71 million, Winsway achieved an adjusted non-GAAP 2010 net income of HK$1,119 million, an increase of 117.28% over 2009.

In 2011, its revenue further increased by 25.22% to HK$11,610 million from 2010's HK$9,272 million. Winsway sold a total of 6.92 million tonnes of Mongolian coal and 2.17 million tonnes of seaborne coal in 2011, representing 46.61% increase and 30.23% decrease year-on-year, respectively. Winsway's net profit increased from 2010's HK$929 million to 2011's HK$1,052 million, an increase of 13.24%.

On a per-tonne basis, Winsway achieved a unit GAAP net profit of HK$119 in 2010. If the one-off/non-cash expenses relating to the IPO expenses and non-cash Convertible Bond and Preferred Shares interest expenses are excluded, the per-tonne net profit would have been HK$143 in 2010. In 2011, Winsway achieved a unit net profit of HK$116, in line with its operational target.

II. Business segments

The Winsway Group has presented the following three reportable business segments.

- Processing and trading of coking coal and related products: this segment constructs, manages and operates coal processing plants and generates income from trading of coking coal and related products to external customers. The revenue generated from this reportable business segment was HK$5,283 million, HK$9,272 million and HK$11,598 million for each of the years ended 31 December 2009, 2010 and 2011, respectively, accounting for 100%, 100% and 99.8% of the total revenue of the Winsway Group for each of the years ended 31 December 2009, 2010 and 2011, respectively. In addition, coal products of the Winsway Group can be categorized in two principal types, mainly Mongolian coal and seaborne coal. For further details of the procurement of Mongolian coal and seaborne coal by the Winsway Group, please refer to the section headed "III. Procurement" in this Appendix III.

- Coal mining: this segment acquires, explores and develops coal mining. The Winsway Group commenced its business in this reportable segment during the year ended 31 December 2010 after the Winsway Group acquired 50% equity interest in the Peabody-Winsway Joint Venture in June 2010. For further details of the Peabody-Winsway Joint Venture, please refer to the section headed "VI. Peabody-Winsway Joint Venture" in this Appendix III. No revenue has been generated from this reportable business segment for each of the years ended 31 December 2010 and 2011.

- Logistics services: this segment constructs, manages and operates logistics park and generates income from rendering of logistics services to external customers within the PRC. Logistics services first become a reportable business segment of the Winsway Group during the year ended 31 December 2011. The revenue generated from this reportable business segment was HK$28 million for the year ended 31 December 2011, accounting for approximately 0.2% of the total revenue of the Winsway Group in 2011.

III. Procurement

a. Mongolian Procurement

In 2009, Winsway procured a total of 3.77 million tonnes of Mongolian coal. The total volume of Mongolian coal procured was mainly driven by sales volume of coal and Winsway saw a favorable market condition in 2009.

In 2010, Mongolian coal procurement continued to increase to meet the demand of its increased coal processing capacity at its Urad Zhongqi coal processing plant during the year. Winsway procured a total of 6.47 million tonnes of Mongolian raw coal, representing a 71.62% increase in terms of raw Mongolian coal procurement over 2009.

In 2011, Winsway procured a total of 7.04 million tonnes of Mongolian raw coal and clean coal, representing an 8.81% increase in terms of Mongolian coal procurement over 2010. This increase was less than expected and can be attributed to several factors. The most significant one is the fact that the Chinese government allocated most of its railway capacity in the north to thermal coal transportation in the winter due to the increased demand for power and heating generation in the coastal region of China, leading to the actual railway capacity being allocated to the Winsway Group for its transportation of Mongolian coking coal in 2011 being lower than the projected railway capacity that Winsway expected to be allocated for 2011. As a result of the reduced allocated railway capacity, the Winsway Group could only procure an amount of Mongolian coal which is lower than its preliminary budget for 2011. This was exacerbated by the significant increase in both thermal coal production in Inner Mongolia and coking coal production in the Republic of Mongolia. The province of Inner Mongolia, for the second consecutive time, produced more coal than Shanxi province and the Republic of Mongolia's coking coal production increased from 14 million tonnes in 2010 to roughly 20 million tonnes in 2011, while at the same time the increase of railway transportation capacity between Inner Mongolia and the coastal region stayed more or less flat. Finally, there was significantly more competition on the Chinese side. Several state-owned companies and numerous private entities have now started to compete in this space.

Total Mongolian coal procurement amount was HK$1,558 million, HK$3,223 million and HK$4,612 million for each of the year ended 31 December 2009, 2010 and 2011, respectively.

Winsway has four Mongolian coal suppliers. In addition to the 10-year strategic contract that it has with Tavan Tolgoi Trans Co., Ltd ("**TTC**"), a 3-year strategic agreement with Mongolian Mining Corporation and a 5-year strategic agreement with SouthGobi was being secured in December 2010, Winsway has also successfully secured a 10-year strategic agreement with MAK with a minimum annual offtake volume of 3 million tonnes in 2011. This agreement further solidifies its position as one of the largest importers of Mongolian coal into China.

Long-term Offtake Agreement

	Period	**Volume**
TTC	2010-2020	Higher of 5.0 Mt per year and 50% of its total annual output, with an increase in volume each year based on actual production
Mongolian Mining Corporation	2010-2013[1]	Up to 2.0 Mt per year
SouthGobi	2010-2015	Minimum 2.0 Mt of coal per year, in particular, 3.2 Mt of raw coal in 2011
MAK	2011-2020	3.0 Mt per year[2]

Notes:

(1) Winsway plans to renew the long-term offtake agreement with Mongolian Mining Corporation nearer to the expiration of its term and subject to negotiation between the parties in respect of the key terms and conditions of the agreement. Winsway does not expect that there will be any legal impediment to renew such agreement.

(2) According to a supplementary agreement to the coal supply agreement entered into between Winsway Resources Holdings Private Limited, a wholly-owned subsidiary of Winsway, and MAK dated 18 March 2011, the total annual volume of coal to be supplied by MAK to the Winsway Group is increased from 1 million tonnes to 3 million tonnes.

Winsway will continue to service its Mongolian supplier base as many mining companies are planning to bring their production online in the near future, acting as the preferred bridge between them and the end user market located in coastal region of China.

In addition to coal products, Winsway also started to provide services to an iron ore producer in 2011, in which it serviced 0.48 million tonnes of iron ore through the Erlianhaote border crossing.

b. Seaborne Procurement

In 2009, Winsway commenced the sale of seaborne coal sourced from Australia, the United States, Canada and Russia for the purpose of meeting its customers' demand for a variety of coking coal, and has procured a total volume of seaborne coal of approximately 3.36 million tonnes in 2009. In 2010, its seaborne procurement volume was approximately 3.06 million tonnes, an 8.9% decrease over 2009. In 2011, Winsway's seaborne coal procurement volume was approximately 2.60 million tonnes, a 15.03% decrease over 2010, such decrease was mainly attributable to the general decline in the demand of seaborne coal and an overall drop in the trading volume of seaborne coal in 2011. In view of the decline in the seaborne coal market and the decrease in the sales volume of seaborne coal, the Winsway Group adopted a prudent procurement policy and decreased its seaborne coal procurement volume accordingly.

Total seaborne coal procurement amount was HK$3,265 million, HK$3,425 million and HK$4,013 million for each of the year ended 31 December 2009, 2010 and 2011, respectively.

Its seaborne business is a significant compliment to its core Mongolia and Russia business. As one of the largest importers of seaborne coking coal into China, Winsway has established relationship with major coking coal suppliers from around the world in Australia, Russia, the United States, Canada and others.

IV. Infrastructure

Infrastructure building is at the heart of Winsway's business model and its infrastructure build-out achieved significant milestones throughout the years 2009, 2010 and 2011. Winsway completed construction of three railway logistics centres at Erlianhaote, Ceke and Jining in the PRC. The completion of these railway logistic centres will greatly enhance Winsway's transportation capacity and facilitate the growth of border-crossing volume. The construction of the coal processing plants at Jining, Bayuquan and Longkou port has been completed and they have commenced operation. Each of these three coal processing plants has an annual coal processing capacity of 4 million tonnes and will enhance Winsway's ability to process raw coal both from the seaborne market and the Mongolian market. The following is a summary of the status of its fixed assets at each of its locations at the end of 2011.

Location	Project/ Equipment	Description	Status	Production Capacity/ Processing Capacity
Ceke	Logistics park	Consists of office buildings, commercial lots, staff quarters, canteens, boiler houses, maintenance workshops, coal storage wind shields, stockpile area, etc.	Completed	Ancillary facilities
	Railway loading system	Consists of transshipment stations and stockpile areas.	Completed	10.0 Mt
	Air separation coal processing plant	Consists of air separation production lines and ancillary facilities such as men's and women's quarters.	Completed	1.2 Mtpa
	Border-crossing conveyor belt	Consists of coal conveyor belts for coal transportation.	Construction in progress	6.0 Mtpa transportation capacity
Erlianhaote	Railway logistics park	Consists of office buildings, boiler houses, maintenance workshops, stockpile areas, coal storage wind shields, and transshipment stations.	Completed	6.0 Mtpa
Manzhouli	Logistics park	Consists of ore stockpile areas, coal stockpile areas and roads.	Construction in progress	Ancillary facilities
	Railway loading system	Consists of transshipment stations and stockpile areas.	At the stage of design and planning	10.0 Mtpa
	Dense medium processing plant	Dense medium coal processing plant and ancillary production and living facilities.	Construction in progress	3.0 Mtpa
Gants Mod	Urad Zhongqi coal processing plant	Consists of three completed production lines, two slime re-selection lines (under construction), as well as ancillary facilities such as office buildings, staff quarters, canteens, shower rooms and gas stations.	Slime re-selection and two new coal stockpile areas under construction	Coal processing capacity 6.0 Mtpa; Slime processing capacity 0.6 Mtpa
	Railway logistics park	Consists of transshipment stations and stockpile areas.	Construction commencing soon	10.0 Mtpa
	Logistics park	Consists of staff quarters, commercial lots, canteens, boiler houses, water pump rooms, gas stations, motels, maintenance workshops, stockpile areas, and coal storage wind shields.	Currently in operation while undergoing upgrade	Ancillary facilities
	Border-crossing conveyor belt	Consists of coal conveyor belts for coal transportation.	Construction in progress	6.0 Mtpa

Location	Project/ Equipment	Description	Status	Production Capacity/ Processing Capacity
Jining	Jining coal processing plant	Consists of coal separation production lines and ancillary facilities such as men's and women's quarters.	Completed	4.0 Mtpa
	Logistics park	Bridge, telecommunication, track scale, railway station.	Construction in progress	10.0 Mtpa
Yingkou	Bayuquan coal processing plant	Consists of coal processing plant and ancillary facilities.	Completed	4.0 Mtpa
Longkou	Longkou coal processing plant	Consists of coal processing plant, offices and ancillary facilities.	Completed	4.0 Mtpa
	Longkou docking facilities	Consists of a port berth.	At the stage of design and planning	70,000-80,000 dead weight tonnes
Hunchun	Hunchun logistics park	Coal processing plant and rail logistic park.	At the stage of design and planning	3.0 Mtpa
Huayuan Joint Venture	Self-owned rolling stocks	3,300 rolling stocks owned by joint venture.	Holding 3,300 rolling stocks	Estimated capacity of 11.8 Mtpa

V. Winsway's Customers

In 2009, Winsway has built a stable and growing customer base in China, comprising mainly steel mills and coke producers in northern China near the Sino-Mongolian border. Winsway received strong support from its customers in 2010 and continued through 2011. Winsway's customers include steel mills and coke producers located in northern, coastal and central regions of China. In 2010, Winsway has gradually moved its marketing efforts away from China's northern borders to the coastal regions of China, where close to 60% of China's steel production is concentrated, including the provinces of Hebei, Jiangsu, Shandong, Liaoning and the municipalities of Shanghai and Tianjin. Its products have reached markets as far away from the Sino-Mongolian border as Wuhan and Changsha, which are located in central China. In 2011, Winsway further expanded its sales to customers in Japan and Taiwan region.

Winsway has signed long-term strategic agreements with some of its customers as demonstrated by the table below:

Winsway's Long Term Partnership with Customers

Name	Type	Location	Comments	Total sales amount to the customer for the year ended 31 December 2011
Baosteel Group Corporation[(1)]	Steel Producer	Shanghai	Strategic partnership to supply up to 2.6 Mtpa of coking coal	HK$518 million, accounting for approximately 4.46% of the total revenue of Winsway and representing the fifth largest customer of Winsway for the year ended 31 December 2011
Wuhan Iron and Steel (Group) Corporation[(2)]	Steel Producer	Wuhan	10-year, long-term strategic cooperation agreement to supply 1.2 Mtpa coking coal	HK$595 million, accounting for approximately 5.12% of the total revenue of Winsway and representing the fourth largest customer of Winsway for the year ended 31 December 2011
Qian'an Jiujiang Group	Coke Plant	Hebei	30-year, long-term strategic cooperation agreement	HK$348 million, accounting for approximately 3.00% of the total revenue of Winsway for the year ended 31 December 2011
Bcdw (Tangshan) Jiahua Coking & Chemical Co., Ltd.	Coke Plant	Hebei	30-year, long-term strategic cooperation agreement	HK$419 million, accounting for approximately 3.61% of the total revenue of Winsway for the year ended 31 December 2011

Notes:

(1) Baosteel Group Corporation is the holding company of four companies listed on the Shanghai Stock Exchange, namely Baoshan Iron & Steel Co., Ltd., Xinjiang Ba Yi Iron & Steel Co., Ltd., Shanghai Baosight Software Co. Ltd. and SGIS Songshan Co., Ltd.

(2) Wuhan Iron and Steel (Group) Corporation is the holding company of Wuhan Iron and Steel Company Limited, the shares of which are listed on the Shanghai Stock Exchange.

VI. Peabody-Winsway Joint Venture

At the end of June 2010, Winsway purchased a 50% interest from Polo Resources Limited in the joint venture between Peabody Energy Corporation and Polo Resources Limited. In 2011, the joint venture between Peabody Energy Corporation and the Winsway Group has carried out continuous exploration work in Mongolia. Winsway will continue to expand the scope of the exploration work to search for more potential coking coal resources. Also, in 2011, Winsway successfully sold 8 non-viable licenses for approximately US$7.8 million.

Total operating expenses of the Peabody-Winsway joint venture in 2010 were approximately HK$47 million, of which HK$8 million was borne by Winsway. A total of HK$72 million of exploration expenditures were capitalized and the remainder was expensed

primarily for license maintenance fees and general corporate purposes. 2011 operating expenses are expected to increase over those of 2010, but as the joint venture will still be primarily engaged in exploration, the overall budget of the joint venture for 2011 will only be slightly higher than 2010. The operating losses of the Peabody-Winsway joint venture in 2011 were approximately HK$56.92 million, out of which HK$28.46 million was borne by Winsway.

VII. Financial Review

a. Sales

Winsway generated a total sales revenue of HK$5.28 billion in 2009, which shown a significant increase from previous years due to its ability to source more raw coal from its Mongolian suppliers to meet increasing demand in Mongolian coal of its customers and the commencement of its seaborne coal business to meet its customers' diversified demand. In 2010, the sales revenue reached HK$9.27 billion, representing a growth of 75.51% from 2009. In 2011, Winsway's sales revenue grew 25.22% from 2010, to reach an all-time record of HK$11.61 billion. These are the results of continued strong demand for coking coal from its customers in China and its improved ability to offtake and transport more coal from around the world, particularly from the Sino-Mongolian border crossings to its major customers on the east coast of China.

Winsway sold a total of 5.07 million tonnes, 7.83 million tonnes and 9.09 million tonnes of coking coal in 2009, 2010 and 2011, respectively, consisting of 2.14 million tonnes, 4.72 million tonnes and 6.92 million tonnes of Mongolian coal, and 2.93 million tonnes, 3.11 million tonnes and 2.17 million tonnes of seaborne coal, respectively. 2010 witnessed a significant increase in coking coal prices globally versus 2009. As a result, the average selling price of its coking coal products increased 14.80%, from HK$1,027 per tonne in 2009 to HK$1,179 per tonne in 2010, and further increased 2.88% to HK$1,213 per tonne in 2011.

b. Cost of Goods Sold ("COGS")

The increase of COGS generally tracked the increase of the sales revenue to reach a total of HK$4,322 million in 2009, HK$7,154 million in 2010 and HK$9,413 million in 2011. COGS primarily consists of the cost of raw coal purchased, transportation costs of Mongolian coal from the Sino-Mongolian border to Winsway's washing plants and washing-related expenses.

In 2009, Winsway recorded a significant increase in COGS, which was mainly attributable to the commencement of its sale of seaborne coal, the purchase price of which was generally more expensive than Mongolian coal. The increase in COGS was also attributable to the increase in total procurement volume, which was generally in-line with the increase in customer demand. In 2010, the average purchase price of raw coal also increased as a result of coking coal price increases in 2010 over 2009. The average

purchase price of Mongolian raw coal increased 20.58%, from HK$413 per tonne in 2009 to HK$498 per tonne in 2010, while the average purchase price of seaborne coal increased 15.24%, from HK$971 per tonne in 2009 to HK$1,119 per tonne in 2010. In 2011, the average purchase price of Mongolian coal further increased as Winsway started to procure clean coal. The average purchase price of Mongolian coal further increased by 31.53% to HK$655 per tonne in 2011, while the average purchase price of seaborne coal further increased by 37.98% to HK$1,544 per tonne in 2011.

c. Gross Profit

Winsway recorded a gross profit of HK$961 million in 2009 and a gross profit margin of 18.2%. Winsway recorded a relatively lower gross margin in 2009 as compared to subsequent years was mainly attributable to the commencement of the sale of seaborne coal during the year, which has a relatively lower margin than Mongolian coal. 2010 gross profit saw a 120.33% increase from 2009 to HK$2,118 million in 2010 and gross profit margin also improved to 22.8% in 2010. This was mainly attributable to the increase in overall average selling prices as well as the economies of scale derived from the acceleration of its seaborne coal business in 2010. 2011 gross profit further increased to HK$2,197 million in 2011 and gross profit margin was about 18.92%, and the decrease in gross profit margin was principally driven by the increase in global coal prices thereby increasing its coal procurement cost.

d. Net Profit and Earnings Per Share ("EPS")

Net profit increased 80.39% from HK$515 million in 2009 to HK$929 million in 2010, and further increased 13.24% to HK$1,052 million in 2011. This translates into a per tonne net profit of HK$101 in 2009, HK$119 in 2010 and HK$116 in 2011.

The EPS decreased from HK$0.35 in 2010 to HK$0.28 in 2011, as the weighted average number of shares diluted was significantly higher in 2011 (3.82 billion) than in 2010 (2.67 billion).

e. Indebtedness and Liquidity

The majority of Winsway's total bank and other loans were for financing working capital. As at 31 December 2009, Winsway's outstanding bank and other loans amounted to HK$1,589 million, all of which were bank and other loans secured and repayable within one year. The total bank and other loans at the end of 2010 amounted to HK$1,073 million, a 32.51% decrease over 2009. The total bank and other loans further decreased to HK$726 million at the end of 2011, representing a 32.34% decrease in the amount of total bank and other loans over 2010 as a result of the issuance of the 8.50% senior notes due 2016 in the aggregate principal amount of US$500 million issued by Winsway in April 2011 and currently listed on the Singapore Exchange Securities Trading Limited (the "**Senior Notes**"), from which part of the proceeds was for working capital purposes.

The range of interest rates per annum for bank loans and other loans was from 0.90% to 6.78% in 2009, 1.42% to 7.46% in 2010 and 1.25% to 8.28% in 2011. As at 31 December 2011, the untapped credit line available to the Winsway Group was HK$8,171 million (2010: HK$4,587 million). The Winsway Group's gearing ratio as at 31 December 2011 was 55.65% (2009: 74.57% and 2010: 28.25%), which is calculated on the basis of the Winsway Group's total liabilities divided by its total assets.

As at 31 December 2011, total cash and cash equivalents of Winsway Group amounted to HK$3,137,752,000 (2009: HK$277,300,000 and 2010: HK$2,894,421,000). As at 31 December 2011, cash and cash equivalents of HK$1,056,555,000 (2009: HK$201,705,999 and 2010: HK$325,620,027) was held by the entities of the Winsway Group in form of RMB in the PRC. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government. Included in cash and cash equivalents in the statement of financial position of the Winsway Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2009	**2010**	**2011**
	(HK$'000)	*(HK$'000)*	*(HK$'000)*
US$	–	1,130	18,121
RMB	1,703,578	2,444,777	2,003,030
Euro	–	–	19
MOP$	–	–	227
HK$	–	–	18,951
SGD	–	–	1,702

Winsway's general working capital is mainly financed through bank facilities, trade credits and internally generated cash flow.

f. Contingent Liabilities

At 31 December 2009, the Winsway Group issued certain guarantees to banks in respect of banking facilities granted to certain related parties. The maximum liability of the Winsway Group as at 31 December 2009 under these guarantees issued was the outstanding amount of the bank loans and the banking facilities in respect of issuance of letters of credit of HK$1,174,354,394. Such guarantees have been released during the year ended 31 December 2010.

At 31 December 2009, the Winsway Group issued guarantees to banks in respect of banking facilities granted to third parties. The maximum liability of the Winsway Group as at 31 December 2009 under these guarantees issued was the outstanding amount of the bank loans and the banking facilities in respect of issuance of letters of credit of HK$193,636,850. Such guarantees have been released during the year ended 31 December 2010.

As at 31 December 2010, the Winsway Group did not have any material contingent liabilities or guarantees.

As at 31 December 2011, Winsway's existing subsidiaries, other than those established/incorporated under the laws of the PRC, Winsway Coking Coal (Macao Commercial Offshore) Limited, Winsway Coking Coal Holdings S.A.R.L, 092165 B.C. Ltd. and 1629835 Alberta Ltd., have provided guarantees for the Senior Notes issued in April 2011. The guarantees will be released upon the full and final payment and performance of all obligations of Winsway under the Senior Notes.

g. *Pledge of Assets*

At 31 December 2011, bank and other loans amounting to HK$88,456,000 (2009: HK$808,447,990 and 2010: HK$435,394,838) were secured by bank deposits placed in banks with an aggregate carrying value of HK$91,887,000 (2009: HK$642,535,903 and 2010: HK$261,616,015).

At 31 December 2011, bank and other loans amounting to HK$547,799,000 (2009: HK$321,997,689 and 2010: HK$533,567,004) were secured by trade and bills receivables with an aggregate carrying value of HK$569,459,000 (2009: HK$321,997,689 and 2010: HK$575,549,644).

At 31 December 2011, bank and other loans amounting to HK$90,046,000 (2009: Nil and 2010: HK$23,614,000) were secured by land use rights with an aggregate carrying value of HK$83,855,000 (2009: Nil and 2010: HK$55,245,106).

Save as disclosed above, there were additional asset pledges by Winsway for the purpose of securing bank and other loans and bills payable in 2010. As at 31 December 2010, bank and other loans amounting to HK$219,964,410 (2009: HK$459,020,419) were secured by coking coal inventories of the Winsway Group with an aggregate carrying value of HK$182,707,200 (2009: HK$303,926,434). In addition, as at 31 December 2010, bills payable amounting to HK$222,423,806 were secured by bank deposits placed in a bank with an aggregate carrying value of HK$42,453,721. Further, as at 31 December 2010, bank and other loans amounting to HK$1,888,175 (2009: Nil) were secured by motor vehicles with an aggregate carrying value of HK$3,579,887 (2009: Nil).

h. *Capital Expenditure*

Winsway's capital expenditures mainly represent the acquisition of motor vehicles, machinery, as well as the construction of coal processing plants and logistics parks. Winsway intends to fund these capital expenditures with internally generated cash flow, bank and other loans and its IPO proceeds. Winsway has committed to capital expenditures of approximately HK$68 million as at 31 December 2009. Winsway's 2010 capital expenditure amounted to HK$856 million, an increase of 345.93% over 2009. This is on track with its capital expenditure plan for the year. Its capital expenditure plan will continue well into 2012 as 75% of its IPO proceeds are allocated for fixed-assets investment. Winsway's 2011 capital expenditure amounted to HK$643 million, a decrease of 24.88% over 2010.

VIII. Exposure to exchange rate fluctuations

In 2009, Winsway Group's sales and the associated trade receivables were principally denominated in Renminbi, while its purchases were mainly denominated in US dollars. Over 81% and 70% of the Winsway Group's turnover in 2010 and 2011, respectively, are denominated in Renminbi. Over 90% and 85% of the Winsway Group's cost of coal purchased in 2010 and 2011, respectively, and some of its operating expenses are denominated in US dollars. Fluctuations in exchange rates may adversely affect the value of the Winsway Group's net assets, earnings or any declared dividends as Renminbi is translated or converted into US dollars or Hong Kong dollars. Any unfavourable movement in the exchange rate may lead to an increase in the costs of the Winsway Group or a decline in sales, which could materially affect the Winsway Group's results of operations. The Winsway Group did not enter into any agreements to hedge its exchange rate exposure in 2009 and 2010. In 2011, the Winsway Group entered into certain over-the-counter derivative financial instruments, namely forward foreign exchange contracts, for hedging purposes.

IX. Human Resources

a. Employee Overview

The Winsway Group aims to set up a performance-oriented compensation and benefit system while balancing the internal and external market in each different position.

Winsway adopted a pre-IPO share option scheme before listing to recognize the contribution of certain of its directors and employees and of its parent company group whom the board of directors of Winsway considers to have contributed to the growth of the Winsway Group and/or to the listing of the shares of Winsway on the Stock Exchange. As at 31 December 2011, a total of 105,199,463 options were granted and outstanding under the pre-IPO share option scheme.

Strictly following the relevant PRC Labor Law and Labor Contract Law, the Winsway Group signs formal employment contracts with all employees and pays all mandatory social insurances schemes to the full amount. In addition, the Winsway Group purchases supplementary commercial insurance for its employees.

For the year ended 31 December 2011, there are 1,368 full-time employees (2009: 1,112 and 2010: 1,243) in the Winsway Group (excluding 656 labor dispatch staff (2009: Nil and 2010: 536)).

For each of the years ended 31 December 2009, 31 December 2010 and 31 December 2011, the staff costs (including directors' remuneration in the form of salaries and other benefits) were approximately HK$38 million, HK$214 million and HK$284 million, respectively.

b. Training Overview

Training is essential to the Winsway Group as it helps improve employees' working capabilities and management skills. The Winsway Group sponsored various internal and external training programs to its employees. Winsway also offered new staff orientation program covering company introduction, rules and discipline, safety and operation guidelines.

X. Other Joint Venture Investments

On 27 January 2011, Inner Mongolia Haotong, a wholly-owned subsidiary of Winsway, established a joint venture company, Inner Mongolia Huayuan Logistics Company Limited ("**Huayuan Logistics**"), with Inner Mongolia Hutie Investment Center ("**Hutie Center**"), a subsidiary of Hohhot Railway Bureau and other 13 third-party shareholders. Huayuan Logistics will mainly engage in the business of coal and mineral products transportation logistics. Huayuan Logistics will purchase 3,300 C70 type rail trucks for the transportation of coal and mineral products inside and outside Inner Mongolia province. Winsway, as a joint venture partner of Hohhot Railway Bureau, will invest RMB66.78 million and will hold a 9% equity interest in Huayuan Logistics through Inner Mongolia Haotong as the second largest shareholder after Hohhot Railway Bureau, which will hold a 20% equity interest through Hutie Center. As a result, it is anticipated that Winsway's railway transportation capacity quota will increase by approximately 1.2 million tonnes per year.

On 1 November 2011, Winsway announced that it had entered into a joint venture with Marubeni Corporation ("**Marubeni**") through a consortium vehicle to acquire the entire issued share capital of Grande Cache. The joint venture is indirectly held by Winsway and Marubeni Corporation, whose effective interests in the consortium vehicle are 60% and 40%, respectively. Smoky River Coalfield, where Grande Cache operates, has long-standing and proven coal producing assets in Western Canada which also has significant potential for future expansion. The Smoky River Coalfield has an operating history dating back to 1969. In its fiscal year ended 31 March 2011, Grande Cache produced 1.4 million tonnes of clean coal and hopes to achieve an annual run rate of 3.5 million tonnes of production by the end of its fiscal year 2013. The acquisition is the first major step towards the vertical integration of Winsway's business model. Grande Cache's low-volatility coking coal will provide excellent blending stock coal, which is complementary to Winsway's existing product offering. The acquisition of Grande Cache was completed on 1 March 2012.

A. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Set out below is the unaudited pro forma consolidated statement of assets and liabilities of the Group as at 31 December 2011 (the "**Unaudited Pro Forma Financial Information**") which have been prepared on the basis of the notes set out below for the purpose of illustrating the effects of the completion of the Acquisition as if it had taken place on 31 December 2011.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Group had the Acquisition been completed on 31 December 2011 or any future date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP

	Audited consolidated statement of assets and liabilities of the Group as at 31 December 2011	Pro forma adjustments		Unaudited pro forma consolidated statement of assets and liabilities of the Group
	RMB'000	*RMB'000*		*RMB'000*
	Note 1		*Note*	
Non-current assets				
Intangible assets	4,148,770			4,148,770
Property, plant and equipment	93,775,373			93,775,373
Land use rights and leasehold land	2,558,312			2,558,312
Investments in jointly controlled entities	1,457,229			1,457,229
Investments in associates	2,492,586	2,026,632	2	4,519,218
Available-for-sale investments	44,878			44,878
Deferred income tax assets	1,517,339			1,517,339
Other non-current assets	1,169,962			1,169,962
	107,164,449			109,191,081
Current assets				
Non-current assets held for sale	897,031			897,031
Inventories	24,124,379			24,124,379
Trade and notes receivable	5,631,765			5,631,765
Other current assets	7,665,985			7,665,985
Financial assets at fair value through profit or loss	5,807			5,807
Restricted cash and time deposits	1,053,435			1,053,435
Cash and cash equivalents	10,591,306	(1,942,835)	*2(iii)*	8,648,471
	49,969,708			48,026,873
Total assets	157,134,157			157,217,954
Non-current liabilities				
Borrowings	35,968,526			35,968,526
Deferred income tax liabilities	4,456			4,456
Other non-current liabilities	646,091			646,091
	36,619,073			36,619,073
Current liabilities				
Financial liabilities at fair value through profit or loss	2,280			2,280
Borrowings	46,737,845			46,737,845
Other payables and accrued expenses	7,168,325	9,000	*2(iii)*	7,177,325
Trade and notes payable	8,401,310			8,401,310
Current income tax liabilities	50,638			50,638
	62,360,398			62,369,398
Total liabilities	98,979,471			98,988,471
Net assets	58,154,686			58,229,483

Notes:

1. The amounts are extracted from the audited consolidated statement of financial position of the Group as at 31 December 2011 as set out in the published annual report of the Company for the year ended 31 December 2011.

2. The adjustments relate to the recognition of the Group' share of the identifiable assets and liabilities of Winsway Group acquired, which represents:

	RMB'000
Net assets attributable to equity holders of Winsway Group as at 31 December 2011 *(Note (i))*	5,873,725
Fair value adjustments *(Note (ii))*	1,013,610
Less: Deferred tax liabilities as a result of the fair value adjustments *(Note (iii))*	(109,300)
	6,778,035
Share of net assets attributable to the Group (29.9%)	2,026,632
Excess of the Company's interest in the net fair value of Winsway Group's identifiable assets, liabilities and contingent liabilities over cost	(74,797)
Consideration *(Note (iv))*	1,951,835

(i) Net assets attributable to equity holders of Winsway Group as at 31 December 2011 as extracted from the audited consolidated statement of financial position of Winsway Group as at 31 December 2011 as set out in the published annual report of Winsway Group for the year ended 31 December 2011. The presentation currency of Winsway Group is HK$, for illustrative purpose, the net assets attributable to equity holder of Winsway Group is translated to Chinese Renminbi ("RMB") at the exchange rate of HK$1.00 to RMB0.812305.

(ii) Fair value adjustments represent adjustments on inventories, property, plant and equipment, lease prepayment for leasehold land and senior notes payable of RMB120,373,000, RMB19,784,000, RMB297,041,000 and RMB576,412,000, respectively.

These fair value adjustments are based on the assumption that the Acquisition was completed on 31 December 2011. For the purpose of this Unaudited Pro Forma Financial Information, the Directors have estimated (i) the fair values of the identifiable assets and liabilities of Winsway Group as at 31 December 2011, after taking reference of separate valuation reports, covering inventory, property, plant and equipment, lease prepayment for leasehold land and any identifiable intangible assets issued by an independent valuer, Jones Lang LaSalle Corporate Appraisal and Advisory Limited, and dated 4 June 2012 and (ii) the fair value of the senior notes of Winsway Group as at 31 December 2011, after taking reference to the quoted closing price as at 31 December 2011 amounting to approximately RMB2,508,542,000. On 8 April 2011, Winsway issued senior notes in the aggregate principal amount of US$500,000,000, which notes are listed on the Singapore Exchange Securities Trading Limited. The senior notes bear interest at 8.50% per annum, payable semi-annually in arrears, and will be due in 2016. As at 31 December 2011, the carrying amount of the senior notes was approximately RMB3,084,954,000.

Since the fair values of the net identifiable assets of Winsway Group at the date of completion of the Acquisition and the quoted closing price of the senior notes on the date of Completion may be substantially different from the fair values used in the preparation of this Unaudited Pro Forma Financial Information, the final amount of intangible assets (including goodwill) or excess of the Company's interest in the net fair value of Winsway Group's identifiable assets, liabilities and contingent liabilities over cost to be recognised in connection with the Acquisition may be different from the estimated excess of the Company's interest in the net fair value of Winsway Group's identifiable assets, liabilities and contingent liabilities over cost stated herein.

(iii) Deferred tax liabilities are recognised in relation to the fair value adjustments as set out in Note (ii) above at the applicable China corporate tax rate of 25%, except for the relevant fair value adjustment on the senior notes payable as it is not subject to tax for China or other jurisdictions as they were issued by Winsway, a company incorporated in the British Virgin Islands.

(iv) Total consideration comprises of acquisition of 29.9% equity interest in Winsway Group at cash consideration of HK$2,391,755,000 (equivalent to approximately RMB1,942,835,000) plus other costs directly attributable to the Acquisition of approximately RMB9,000,000 (representing mainly professional fees), totaling RMB1,951,835,000. These other costs will be settled in cash by the Group and will be recognized in the Group's accounts as investment in associates.

Upon completion of the Acquisition, the investment in Winsway Group will be accounted for using equity method of accounting and are initially recognised at cost and then adjusted by any excess of the investor's share of the net fair value of the associate's identifiable assets and liabilities over the cost of the investment which is included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired in accordance with International Accounting Standard 28 "Investments in Associates".

3. The Unaudited Pro Forma Financial Information has been prepared based on the assumption that the consideration will be satisfied by the Group's cash and cash equivalents without any external financing arrangement. Management of the Group is considering various financing options and the utilization of alternative financing option other than the Group's cash and cash equivalents may result in significant difference to the Unaudited Pro Forma Financial Information.

4. No other adjustment has been made to reflect any trading result or other transaction of the Group and Winsway Group entered into subsequent to 31 December 2011. In particular, the Unaudited Pro Forma Financial Information has not taken into account (1) the completion of the acquisition of Grande Cache Coal Corporation ("GCC") and its subsidiaries ("GCC Group") by Winsway for a consideration of C$984.7 million as disclosed in Winsway's circular dated 13 February 2012; and (2) the acquisition of up to 60% of the issued and outstanding common shares in SouthGobi Resources Ltd. at an Offer Price of C$8.48 per share as disclosed in the Company's circular dated 8 June 2012.

B. REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

pwc 羅兵咸永道

ACCOUNTANT'S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF ALUMINUM CORPORATION OF CHINA LIMITED

We report on the unaudited pro forma financial information set out on pages IV-1 to IV-4 under the heading of "Unaudited Pro Forma Financial Information of the Group" (the "Unaudited Pro Forma Financial Information") in Appendix IV of the circular dated 8 June 2012 (the "Circular") of Aluminum Corporation of China Limited (the "Company"), in connection with the proposed acquisition of 29.9% interest in Winsway Coking Coal Holdings Limited (the "Acquisition") by the Company. The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Acquisition might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages IV-1 to IV-4 of the Circular.

Respective Responsibilities of Directors of the Company and the Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

PricewaterhouseCoopers, 22/F, Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited consolidated statement of assets and liabilities as at 31 December 2011 as set out in the "Unaudited Pro Forma Financial Information of the Group" section of this circular with the audited financial statements of the Company for the year ended 31 December 2011 as set out in the 2011 annual report of the Company, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2011 or any future date.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 8 June 2012

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2. DISCLOSURE OF INTERESTS

(1) Directors, chief executive and supervisors' interests in the securities of the Company and its associated corporations

As at the Latest Practicable Date, none of the Directors, chief executive, supervisors of the Company or their respective associates had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which were (a) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO); or (b) required to be recorded in the register kept by the Company pursuant to section 352 of the SFO; or (c) required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules.

(2) Directors, supervisors and employees' positions in other companies

As at the Latest Practicable Date, as far as the Company is aware, the following Directors, supervisors and employees of the Company are employed by the following company which has interests or short positions in the Shares or underlying Shares of the Company which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of SFO:

Name of Director/supervisor/employee	Position held in the specific company
Xiong Weiping, Executive Director	General Manager of Aluminum Corporation of China ("**Chinalco**")
Lv Youqing, Non-executive Director	Deputy General Manager of Chinalco
Ao Hong, Chairman of Supervisory Committee of the Company	Vice President of Chinalco
Zhang Zhankui, Supervisor of the Company	Head of Finance Department of Chinalco
Yuan Li, Supervisor of the Company	Head of Political Party Department of Chinalco

3. CONSENT AND QUALIFICATION OF EXPERT

PricewaterhouseCoopers has given and has not withdrawn its consent to the issue of this circular with the inclusion herein of its letter, report and/or references to its name included in the form and context in which they respectively appear.

The following is the qualification of PricewaterhouseCoopers:

Name	Qualification
PricewaterhouseCoopers	Certified public accountants

As at the Latest Practicable Date, as far as the Directors are aware, PricewaterhouseCoopers was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, as far as the Directors are aware, PricewaterhouseCoopers did not have any direct or indirect interest in any assets which have been, since 31 December 2011, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

5. INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates had interests in the business, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

6. DIRECTORS AND SUPERVISORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest, direct or indirect, in any assets which had since 31 December 2011, being the date to which the latest published audited accounts of the Group were made up, been acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement entered into by any member of the Group which was subsisting at the Latest Practicable Date and was significant to the business of the Group.

7. MATERIAL LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was involved in any material litigation or arbitration and there was no material litigation or claim known to the Directors to be pending or threatened by or against any member of the Group.

8. MATERIAL CONTRACTS

Save as disclosed below, no material contracts (not being contracts entered into in the ordinary course of business carried out by the Group) had been entered into by any member of the Group within the two years preceding the Latest Practicable Date:

(i) the joint venture contract for establishment of the joint venture company, 山西介休鑫峪溝煤業(集團)有限公司 (Shanxi Jiexiu Xingyugou Coal Industry (Group) Corporation) dated 25 October 2010 entered into amongst 山西省介休市路鑫煤炭氣化有限公司 (Shanxi Jiexiu Luxin Coal Gasification Company Limited), the Company and 山西鋁廠 (Shanxi Aluminum Plant, a subsidiary of Chinalco) for the purpose of investment into and reorganization of the five coal mining companies located in Shanxi Province, pursuant to which the Company shall make investment of approximately RMB537 million into the joint venture company in return for approximately 34% equity interest in the joint venture company. Subsequently, in December 2011, the shareholders of the joint venture company agreed to further adjust the shareholding structure of the joint venture company as well as their respective capital contributions, and accordingly, the Company increased its relevant amount of capital contribution by RMB155 million to RMB692 million and the shareholding percentage of the Company will be maintained at 34%. Further details of the joint venture contract and the subsequent adjustment to the shareholding structure are set out in the announcements of the Company dated 27 October 2010 and 12 December 2011;

(ii) the investment agreement entered into between the Company and Guizhou Industrial Investment (Group) Co., Ltd. and Shanghai Enyuan Industry Co., Ltd. in December 2010 to jointly establish Guizhou Chalco Aluminum Co., Ltd. with registered capital amounting to RMB320 million, and pursuant to which the Company is obliged to inject capital amounting to RMB128 million including equipment amounting to RMB45 million and cash amounting to RMB83 million, and holds 40% equity interest of the investee under the agreement. Further details of the investment agreement is set out in the 2010 Annual Report of the Company;

(iii) the equity transfer agreement dated 20 December 2010 entered into between 中鋁國際貿易有限公司 (China Aluminum International Trading Co., Ltd. and a subsidiary of the Company owned as to 90.5% by the Company ("**CIT**")) as vendor and Chinalco as purchaser in relation to the disposal of 5% equity interests in 中鋁國際工程有限責任公司 (China Aluminum International Construction Limited) by CIT to Chinalco at a consideration of RMB156,986,000. Further details of the equity transfer agreement is set out in the announcement of the Company dated 20 December 2010;

(iv) the equity transfer agreement dated 29 June 2011 between 中鋁置業發展有限公司 (China Aluminum Development Limited, a wholly-owned subsidiary of Chinalco ("**CAD**")) (as vendor) and the Company (as purchaser) in relation to the acquisition of 9.5% equity interests in CIT owned by CAD at a consideration of RMB115,346,929. Further details of the equity transfer agreement is set out in the announcement of the Company dated 17 March 2011 and the circular of the Company dated 14 April 2011;

(v) the investment agreement dated 8 March 2011 entered into between the Company and Tangshan Jiahua Industrial Co., Ltd. to invest in 70% equity interest in Gansu Huayang Mining Development Company Limited ("**Huayang Mining**") and pursuant to which the Company agreed to inject into Huayang Mining a total of RMB965 million. Further details of the investment agreement is set out in the 2011 Annual Report of the Company;

(vi) the joint venture agreement dated 30 March 2011 entered into between Chalco HK South East Investment Ltd, a wholly-owned subsidiary of the Company, and Lao Services Incorporation Co., Ltd to invest in 60% equity interest in Lao Service Mining Co., Ltd ("**Laos Mineral**") and US$3 million will be injected into Laos Mineral as capital contribution. Further details of the agreement is set out in the in 2011 Annual Report of the Company;

(vii) the guarantee dated 19 April 2011 provided by the Company in an amount of not more than US$1.2 billion for Chalco Hong Kong Limited ("**Chalco Hong Kong**"), a wholly-owned subsidiary of the Company, in respect of the issue of US$ denominated bonds of an aggregate principal amount of not more than US$1.2 billion and with a term of not more than 10 years (the "**Bonds**") by Chalco Hong Kong (and consortium loans and/or bridging loans prior to the successful issuance of the Bonds). Further details of the guarantee is set out in the announcement of the Company dated 8 September 2011 and the circular of the Company dated 9 September 2011;

(viii) the asset transfer agreement entered into between the Company and 青海鋁業華通炭素有限公司 (Qinghai Aluminum Huatong Charcoal Co., Ltd., "**Huatong Charcoal**") on 16 March 2012, pursuant to which Huatong Charcoal agreed to dispose and the Company agreed to purchase certain fixed assets owned by Huatong Charcoal at a consideration of RMB145.915 million. Further details of the asset transfer agreement is set out in the announcement of the Company dated 16 March 2012;

(ix) (a) the consultancy agreements entered into between the Company and nine key senior executives and officers of SouthGobi on 27 March 2012, pursuant to which the Company has agreed to engage such key senior executives and officers of SouthGobi as consultant(s) for up to 12 months as from termination of their employment or for a period of 12 months less the notice period actually served by the consultants on their resignation. Further details of the consultancy agreements is set out in the announcement of the Company dated 2 April 2012;

(b) the cooperation agreement entered into between the Company and SouthGobi on 27 March 2012, pursuant to which the Company has undertaken to provide support services to the SouthGobi Group to further develop the SouthGobi Group for the benefit of SouthGobi and its shareholders. Further details of the cooperation agreement is set out in the announcement of the Company dated 2 April 2012; and

(c) the lock-up agreement entered into between the Company and Ivanhoe Mines Ltd. on 1 April 2012, pursuant to which the Company (or any of its subsidiaries currently existing or to be established as nominated by the Company) has agreed to make an offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi, and Ivanhoe Mines Ltd. has agreed to tender to the offer all of the common shares of SouthGobi held or subsequently acquired by it during the offer period on the terms and subject to the conditions set forth in such lock-up agreement. Further details of the lock-up agreement is set out in the announcement of the Company dated 2 April 2012; and

(x) the Share Sale and Purchase Agreement.

9. MISCELLANEOUS

(i) The secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(ii) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(iii) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(iv) This circular is prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Simpson, Thacher and Bartlett at 35th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including Friday, 22 June 2012:

(i) the articles of association of the Company;

(ii) the material contracts referred to in the paragraph headed "Material Contracts" in this Appendix V;

(iii) the published annual report of the Company for the year ended 31 December 2011;

(iv) the published annual report of the Company for the year ended 31 December 2010;

(v) the published annual report of the Company for the year ended 31 December 2009;

(vi) the unaudited consolidated financial information of the Group for the three months ended 31 March 2012;

(vii) the published annual report of Winsway for the year ended 31 December 2011;

(viii) the published annual report of Winsway for the year ended 31 December 2010;

(ix) the prospectus of Winsway dated 27 September 2010 issued in connection with the initial public offering and listing of the Winsway Shares;

(x) the shareholders' circular of Winsway dated 13 February 2012 issued in connection with the acquisition of the entire issued share capital of Grande Cache;

(xi) the unaudited consolidated financial statements for the nine months ended 31 December 2011 prepared in accordance with IFRS of Grande Cache;

(xii) the report from PricewaterhouseCoopers in relation to the unaudited pro forma financial information of the Group, the text of which is set out in Appendix IV to this circular;

(xiii) the written consent given by PricewaterhouseCoopers as referred to in the paragraph headed "Consent and Qualification of Expert" in Appendix V to this circular;

(xiv) the circular of the Company dated 8 June 2012 in relation to the takeover offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi; and

(xv) this circular.